February 14, 2025

Rushi Shah
Chief Executive Officer
Mag Mile Capital, Inc.
1141 West Randolph Street
Suite 200
Chicago, IL 60607

       Re: Mag Mile Capital, Inc.
           Registration Statement on Form S-1
           Filed February 7, 2025
           File No. 333-284791
Dear Rushi Shah:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology